SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 01, 2022

I.	Date, Time and Place: June 01, 2022, at 10am, held virtually, considered held at the headquarters of GOL Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, 04626-020, in the city and state of São Paulo.

II.	Call Notice and Attendance: Call notice waived considering the attendance by all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited Mrs. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV.	Agenda: Discuss and deliberate on: (i) the granting of a guarantee by the Company to Gol Linhas Aéreas S/A (“GLA”) in the operational leasing of 13 (thirteen) engines, to be entered into by and between GLA and GP Leasing Inc.; (ii) the granting of a guarantee by the Company to (and in favor of) PK AirFinance S.à r.l in connection with the obligations of GLA, GP Leasing Inc. and MaplesFS Limited (as "Borrower Parent") in the finance operation of thirteen (13) engines, to be entered into between Company and PK AirFinance S.à r.l; and (iii) the resignation of Mr. André Béla Jánszky to the positions of member of the Company's Board of Directors and member of the Company's Corporate Governance and People Committee;

V.	Resolutions: The members of the Board of Directors decided, by unanimous decision to:
(i)	the granting of a guarantee by the Company to GLA, in the Operational Leasing Agreement for 13 (thirteen) engines, of which: 12 (twelve) CFM 56-7B27E/B1 and 1 (one) LEAP-1B25 ENGINE, to be entered into by and between GLA and GP Leasing Inc.;

(ii)	the granting of a guarantee by the Company to (and in favor of) PK AirFinance S.à r.l in connection with the obligations of GOL Linhas Aéreas S.A. and GP Leasing, Inc and MaplesFS Limited (as "Borrower Parent"), Inc. in the financing operation of 13 (thirteen) engines being 12 (twelve) CFM 56-7B27E/B1 and 1 (one) LEAP-1B25 ENGINE, to be formalized by means of the Senior Loan and Junior Loan Agreements, to be entered into by and between the Company and PK AirFinance S.à r.l.; and

(iii)	take knowledge of the resignation presented by Mr. André Béla Jánszky, Brazilian, married, lawyer, bearer of Identity Card RG No. 38.409.140-4, issued by SSP/SP, enrolled with the CPF/ME under No. 346.695.188-79, with business address at Praça Comandante Linneu Gomes, Portaria 3, Jardim Aeroporto, Zip Code 04626-020, city and State of São Paulo, to the positions of independent member of the Company's Board of Directors, for which he was elected at the Annual and Extraordinary General Meeting of the Company held on April 29, 2022, and of member of the Company's Corporate Governance and People Committee, for which he was elected at the Board of Directors' Meeting of the Company held on April 26, 2022, as per the resignation letter presented by him to the Company on the date hereof and filed at the Company's headquarters.

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees.

VII.	Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, June 01, 2022

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer